# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AquaBounty Technologies, Inc., CIK 0001603978
CUSIP: 03842K309
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 233 Ayer Road, Suite 4, Harvard, Massachusetts (MA), 01451
Date of event which requires filing of this statement: 04/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002134225

## Reporting persons
- About Investment Pte. Ltd: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); member of a group; sole voting power 0; shared voting power 337,355; sole dispositive power 0; shared dispositive power 337,355; aggregate amount beneficially owned 337,355 (6.2% of the class)
  Comment: As more fully described in Item 4 of this Statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage are based on 5,147,204 shares of common stock, par value $0.001 per share, of the issuer (the ''Common Stock'') outstanding as of May 5, 2026, as disclosed in the issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the U.S. Securities and Exchange Commission on May 7, 2026 (the "Form 10-Q''). Ownership consists of 337,355 shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the issuer (the ''Preferred Stock'') held directly by the reporting person, conversions of which are subject to a beneficial ownership limitation provision (the ''Blocker'') contained in the issuer's Certificate of Designations of the Preferred Stock (the ''Certificate of Designations'').
- Jiaming Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 337,355; sole dispositive power 0; shared dispositive power 337,355; aggregate amount beneficially owned 337,355 (6.2% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 5,147,204 shares of Common Stock outstanding as of May 5, 2026, as disclosed in the Form 10-Q. Ownership consists of 337,355 shares of Common Stock issuable upon conversion of shares of Preferred Stock held indirectly by the reporting person, which conversions are subject to the Blocker in the Certificate of Designations.

## Item 1. Issuer
Name of issuer: AquaBounty Technologies, Inc.
Address of issuer's principal executive offices: 233 Ayer Road, Suite 4, Harvard, Massachusetts 01451

## Item 2. Person Filing
Name of person filing:
(i) About Investment Pte. Ltd, a private limited Singapore company ("About Investment"); and

(ii) Jiaming Li ("Mr. Li").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 71 Robinson Road, Singapore, 068895.
Citizenship: About Investment Pte. Ltd is a private limited company in Singapore. Mr. Li is a citizen of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The share amounts and ownership percentages reported are based on 5,147,204 shares of Common Stock outstanding as of May 5, 2026, as disclosed in the Form 10-Q.

About Investment holds 86,478 shares of Preferred Stock, convertible into up to 1,729,560 shares of Common Stock, conversions of which are subject to the Blocker, which prohibits holders of shares of Preferred Stock from converting such shares into shares of Common Stock if, as a result of such conversion, it, together with its affiliates, any persons acting as a group together with it or any of such affiliates, and all other holders of shares of Preferred Stock would receive more than 19.99% of the total number of shares of Common Stock outstanding immediately prior to April 7, 2026 (the date of first sale of any shares of Preferred Stock), unless stockholder approval is obtained, or no longer required to be obtained by the national securities exchange on which the Common Stock is listed. On April 7, 2026, there were also 5,147,204 shares of Common Stock outstanding.

Consequently, About Investment is the beneficial owner of 337,355 shares of Common Stock (the "Shares"). About Investment has the power to dispose of and the power to vote the Shares, which power may be exercised by its Chief Executive Officer and Executive Director, Mr. Li. Mr. Li does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Li may be deemed to beneficially own the Shares.
Percent of class:
(A) About Investment: 6.15%

(B) Mr. Li: 6.15%
Sole power to vote or to direct the vote:
(A) About Investment: 0.00

(B) Mr. Li: 0.00
Shared power to vote or to direct the vote:
(A) About Investment: 337,355.00

(B) Mr. Li: 337,355.00
Sole power to dispose or to direct the disposition:
(A) About Investment: 0.00

(B) Mr. Li: 0.00
Shared power to dispose or to direct the disposition:
(A) About Investment: 337,355.00

(B) Mr. Li: 337,355.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- About Investment Pte. Ltd: /s/ Jiaming Li, Jiaming Li, Chief Executive Officer and Executive Director (05/21/2026)
- Jiaming Li: /s/ Jiaming Li, Jiaming Li (05/21/2026)
Comment: See Exhibit 1 filed herewith.